Exhibit 12.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Oxford Mining Company (Predecessor)			Oxford Resource Partners, LP (Successor)
	Year Ended December 31, 2006	Period from January 1, 2007 to August 23, 2007	Period from August 24, 2007 to December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Nine Months Ended September 30, 2011
Earnings
Pre-tax income (loss)	$1,332	$(2,871)	$2,059	$409	$29,399	$(641)	$(8,010)
Fixed charges	5,718	3,394	3,300	8,605	8,872	11,477	7,599
Net income attributable to noncontrolling interest	—	(682)	(537)	(2,891)	(5,895)	(6,710)	(4,015)

Total earnings	$7,050	$(159)	$4,822	$6,123	$32,376	$4,126	$(4,426)

Fixed charges
Interest expense (1)	$3,672	$2,386	$3,198	$7,720	$6,484	$9,511	$6,787
Rental interest factor	2,046	1,008	102	885	2,388	1,966	812

Total fixed charges	$5,718	$3,394	$3,300	$8,605	$8,872	$11,477	$7,599

Ratio of earnings to fixed charges (2)	1.2x	—	1.5x	0.7x	3.6x	0.4x	—

(1)	Interest expense includes amortization of deferred financing costs.
(2)	Earnings were insufficient to cover fixed charges by $ 3.5 million and $ 12 million for the periods from January 1 to August 23, 2007 and the nine months ended September 30, 2011, respectively.